Exhibit 99.1

Wilhelmina International Group
Combined Financial Statements
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wilhelmina International Group

We have audited the accompanying combined balance sheets of Wilhelmina International Group (the "Company") as of December 31, 2008 and 2007, and the related combined statements of operations, deficit, and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of December 31, 2008 and 2007, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Weiser LLP

Lake Success, N.Y.
April 10, 2009

Wilhelmina International Group Combined Balance Sheets December 31, 2008 and 2007
	2008	2007
Assets
Current assets
Cash and cash equivalents	$1,804,852	$1,810,616
Accounts receivable, less allowance for doubtful accounts of $55,000 and $35,000 in 2008 and 2007, respectively	6,507,629	8,221,528
Due from models	2,157,654	1,682,016
Prepaid income taxes	17,865	42,049
Receivable from affiliate, net	354,994	430,427
Due from officers	281,972	189,238
Prepaid expenses and other current assets	168,176	399,862
Deferred tax assets	221,000	185,000

Total current assets	11,514,142	12,960,736

Property and equipment, net of accumulated depreciation	370,984	350,893

Intangible assets	161,530	161,530
Other assets
Security deposits	79,829	79,552
Restricted cash	175,000	285,000
Investment in affiliate	163,749	150,363
Deferred tax assets, net	25,000	50,000
Other	9,558	9,558

Total other assets	453,136	574,473

Total assets	$12,499,792	$14,047,632

Liabilities and Deficit
Current liabilities
Line of credit	$1,500,000	$1,500,000
Due to models	7,384,184	8,680,971
Accounts payable and accrued expenses	719,987	1,095,582
Income taxes payable	99,302	79,456
Deferred revenue	124,856	-
Taxes payable - other than income taxes	1,029,115	1,301,213
Note payable to stockholder	6,000,000	-
Current portion of note payable	299,874	257,720
Current portion of capital lease obligations	26,896	24,647

Total current liabilities	17,184,214	12,939,589

Long-term liabilities
Note payable to stockholder	-	6,000,000
Note payable, net of current portion	-	298,221
Capital lease obligations, net of current portion	15,899	42,798
Deferred revenue, net of current portion	514,503	-
Deferred rent	76,768	66,187

Total long-term liabilities	607,170	6,407,206

Total liabilities	17,791,384	19,346,795
Commitments and contingencies
Deficit
Common stock, no par value; 2,200 shares authorized, 2,103 shares issued and outstanding	34,828	34,828
Additional paid-in capital	1,499,064	1,499,064
Members' deficit	(1,936,950)	(1,475,099)
Accumulated deficit	(4,888,534)	(5,357,956)

Total deficit	(5,291,592)	(5,299,163)

Total liabilities and deficit	$12,499,792	$14,047,632

The accompanying notes are an integral part of these combined financial statements.

Wilhelmina International Group Combined Statements of Operations December 31, 2008 and 2007

	2008	2007
Revenues
Commissions and residuals	$5,614,586	$4,914,400
Service charges	5,795,778	5,326,951
Consulting income	209,799	226,226
Management fees, license fees and other income	1,315,899	1,022,892

Total revenues	12,936,062	11,490,469

Operating expenses
Salaries and service costs	7,643,051	6,743,333
Office and general expenses	3,033,543	2,999,242
Stockholder's compensation and consulting fees	975,000	975,000

Total operating expenses	11,651,594	10,717,575

Operating income	1,284,468	772,894

Other income (expense):
Interest income	19,614	12,591
Interest expense	(1,000,766)	(992,011)
Equity in income of affiliate	13,364	17,650

Total other expense	(967,788)	(961,770)

Income (loss) before provision for
(benefit from) income taxes	316,680	(188,876)

Provision for (benefit from) income taxes
Current	266,773	212,222
Deferred	(11,000)	(235,000)

	255,773	(22,778)

Net income (loss)	$60,907	$(166,098)

The accompanying notes are an integral part of these combined financial statements.

Wilhelmina International Group Combined Statements of Deficit December 31, 2008 and 2007

	Common Stock
	Number of Shares	Value	Additional Paid-In Capital	Members' Deficit	Accumulated Deficit	Deficit

Balance - December 31, 2006	2,103	$34,828	$1,499,064	$(906,974)	$(5,556,383)	$(4,929,465)

Net (loss) income for the year		-	-	(364,525)	198,427	(166,098)

Distributions		-	-	(203,600)	-	(203,600)

Balance - December 31, 2007	2,103	34,828	1,499,064	(1,475,099)	(5,357,956)	(5,299,163)

Net (loss) income for the year		-	-	(408,515)	469,422	60,907

Distributions		-	-	(53,336)	-	(53,336)

Balance - December 31, 2008	2,103	$34,828	$1,499,064	$(1,936,950)	$(4,888,534)	$(5,291,592)

The accompanying notes are an integral part of these combined financial statements.

Wilhelmina International Group Combined Statements of Cash Flows December 31, 2008 and 2007

	2008	2007

Cash flows from operating activities
Net income (loss)	$60,907	$(166,098)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Allowance for doubtful accounts	20,000	-
Depreciation and amortization	94,776	70,954
Deferred income taxes	(11,000)	(235,000)
Deferred rent	10,581	12,483
Equity in income from affiliate	(13,364)	(17,650)
Increase (decrease) in cash resulting from changes in operating assets and liabilities
Accounts receivable	1,693,899	(1,680,997)
Due from models	(475,638)	270,083
Prepaid income taxes	24,184	55,970
Receivable from affiliate, net	75,433	(127,909)
Prepaid expenses and other current assets	231,686	214,625
Security deposits	(277)	(28,932)
Restricted cash	110,000	-
Due to models	(1,296,787)	3,082,981
Accounts payable and accrued expenses	(375,595)	298,960
Income taxes payable	19,824	79,456
Deferred revenue	639,359	-
Taxes payable - other than income taxes	(272,098)	(35,960)

Net cash provided by operating activities	535,890	1,792,966

Cash flows from investing activities
Acquisition of property and equipment	(114,867)	(44,803)
Due from officers	(92,734)	(95,582)

Net cash used in investing activities	(207,601)	(140,385)

Cash flows from financing activities
Proceeds from factor	-	1,563,500
Repayments to factor	-	(1,826,335)
Repayment of note	(256,067)	(239,729)
Repayment of capital lease obligations	(24,650)	(11,288)
Distributions	(53,336)	(203,600)

Net cash used in financing activities	(334,053)	(717,452)

Net (decrease) increase in cash and cash equivalents	(5,764)	935,129

Cash and cash equivalents
Beginning of year	1,810,616	875,487

End of year	$1,804,852	$1,810,616

Supplemental disclosure of cash flow information
Cash paid during the periods for:
Interest	$1,000,766	$935,201
Income taxes	$206,979	$72,376

Supplemental disclosure of non-cash investing and financing activities
Equipment purchased under capital leases	$-	$78,733

The accompanying notes are an integral part of these combined financial statements.

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

1 Nature of Operations

Wilhelmina International Group (the "Company") is a fashion modeling agency, placing models with clients located principally throughout the United States. Since its foundation in 1967 by the famous model Wilhelmina Cooper, the Company has grown largely organically to its current size, and has developed into a broadly diversified full service agency with offices in New York, Los Angeles and Miami. In addition to its traditional fashion model management activities, the Company has also expanded into music and sports talent endorsement, television show production and licensing opportunities for the Wilhelmina brand name.

Wilhelmina International Group also collects fees from licensees across the United States, who serves as its local representatives.

2 Summary of Significant Accounting Policies

Basis of Combination
The accompanying financial statements include the consolidated accounts of Wilhelmina International Ltd. and its wholly-owned subsidiaries, Wilhelmina West Inc., Wilhelmina Models, Inc., and LW1 Inc. ("LW1"), Wilhelmina Miami, Inc. ("Miami"), Wilhelmina Artist Management, LLC, Wilhelmina Licensing, LLC and Wilhelmina Film & TV, LLC which are wholly or majority owned by the stockholders and officers of the consolidated companies, are combined with the consolidated group of companies. The collective group is referred to as the Company. All significant intercompany transactions and accounts have been eliminated in combination.

The Company is affiliated with other companies in a similar line of business, all of which are controlled by common ownership. Management believes that combining the companies into the collective group provides more complete reporting.

Revenue Recognition
The Company acts as an agent and records revenue equal to the net amount retained, when the fee or commission is earned. The Company recognizes services provided as revenue upon the rendering of modeling services to its clients. Commission income represents a percentage charged to the models upon the completion of their services to the clients. The Company also recognizes management fees as revenues for providing services to other modeling agencies as well as consulting income in connection with services provided to a television production network according to the terms of the contract.  The Company recognizes royalty income when earned based on terms of the contractual agreement.  Commissions and service charges received in advance are amortized using the straight-line method over periods pursuant to the related contract.

Use of Estimates
The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the combined financial statements and the accompanying notes.  Accounting estimates and assumptions are those that management considers to be the most critical to an understanding of the combined financial statements because they inherently involve significant judgments and uncertainties.  All of these estimates reflect management’s judgment about current economic and market conditions and their effects based on information available as of the date of these combined financial statements.  If such conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates could change, which may result in future impairments of assets among other effects.

Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

2 Summary of Significant Accounting Policies (continued)

Accounts Receivable
Accounts receivable consist of trade receivables recorded at original invoice amounts, net of an allowance for doubtful accounts, and are subject to credit risk. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest. Trade receivables are periodically evaluated for collectibility based on past credit histories with customers and their current financial conditions. Changes in the estimated collectibility of trade receivables are recorded in the results of operations for the periods in which the estimates are revised.

Concentrations of Credit Risk
The Company maintains its cash balances in four different financial institutions in New York, Los Angeles and Miami. Balances are insured up to FDIC limits of $250,000 per institution. At December 31, 2008, the Company had cash balances in financial institutions of approximately $1,022,000 in excess of such insurance.

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization, based upon the estimated useful lives of the assets or terms of the leases, are computed by use of the straight-line method. Leasehold improvements are amortized based upon the shorter of the terms of the leases or asset lives. When property and equipment are retired or sold, the cost and accumulated depreciation and amortization are eliminated from the related accounts and gains or losses, if any, are reflected in the combined statement of operations.

Intangible Assets
Intangible assets consist primarily of goodwill and buyer relationships resulting from a business acquisition. According to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather to an annual assessment of impairment by applying a fair-value based test. The Company adopted SFAS No. 142 as of January 1, 2002 and ceased amortizing goodwill and intangible assets (see Note 4).

Investment in Unconsolidated Affiliate
The Company accounts for its investment in its 50% owned affiliate using the equity method of accounting. Accordingly, the Company recognizes its pro-rata share of the affiliate’s income or loss in earnings. Distributions from the affiliate are reflected as a reduction of the investment. The equity method of accounting is suspended when the share of the net losses is equal to the carrying amount of the investment and no additional losses are charged to operations.

Deferred revenue
The Company’s deferred revenue consists of  royalties, commissions and service charges received in advance that are in connection with product licensing agreements with two clients and the related talent the Company represents (see Note 10).

Advertising
The Company expenses all advertising costs as incurred. Advertising expense included in office and general expenses approximates $199,000 and $334,000 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes
The Company follows SFAS No. 109, “Accounting for Income Taxes,” which requires the asset and liability method of accounting for income taxes. Under that method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are computed using enacted tax rates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not, that future benefits associated with a deferred tax asset will not be realized.

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

2 Summary of Significant Accounting Policies (continued)

Reclassification
Certain amounts in the prior period financial statements presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net loss, members’ deficit or accumulated deficit.

3 Property and Equipment

        Property and equipment consist of the following:
	December 31,		Estimated Useful Lives
	2008	2007

Furniture and fixtures	$835,996	$801,393	5-7 years
Equipment	741,539	717,877	5-7 years
Computer software	19,865	12,635	5 years
Leasehold improvements	727,695	678,323	Remaining life of lease

	2,325,095	2,210,228
Less accumulated depreciation and amortization	(1,954,111)	(1,859,335)

Net book value	$370,984	$350,893

Property and equipment includes equipment under capital lease obligations with a cost of $75,614 and related accumulated depreciation of $16,203 and $5,401 at December 31, 2008 and 2007, respectively.

4 Intangible Assets
As of December 31, 2008 and 2007, intangible assets consist of the following assets recognized upon the acquisition of the issued and outstanding stock of LW1 from a related party in 1999:

Goodwill	$145,530
Customer relationships	16,000

$161,530

5 Restricted Cash
At December 31, 2008, the Company has $175,000 of restricted cash that serves as collateral for an irrevocable standby letter of credit. The letter of credit is additional security under the New York lease extension that expires in December 2010.

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

6 Investment in Unconsolidated Affiliate
The Company owns a fifty percent interest in an unconsolidated affiliate. Included in receivable from affiliate are management fees receivable. The net receivable from the affiliate was approximately $355,000 and $430,000 at December 31, 2008 and 2007, respectively.

7 Line of Credit and Note Payable
In December 2005, the Company negotiated a financing agreement with a bank and used the proceeds to pay off the loan from its previous financial institution. The agreement consists of a $1,500,000 revolving line of credit and $1,000,000 term note.

Interest on the revolving credit note is payable monthly at an annual rate of prime plus one-half percent equal to 4.50% at December 31, 2008. The weighted average interest rate for the years ended December 31, 2008 and 2007 was 5.71% and 8.65%, respectively. Availability under the revolving line of credit is subject to a borrowing base computation.

In January 2008, the Company renewed the revolving line of credit with an increase in borrowing capacity to $2,000,000, with availability subject to a borrowing base computation. The revolving line of credit which was to expire August 30, 2008 was extended to November 30, 2008 and further extended to January 31, 2009.  For the period February 1, 2009 until March 30, 2009, the Company was in default.  However, the bank had not requested repayment of the line and the Company continued to finance its operations using this revolving line of credit.  On March 31, 2009, the Company entered into a modification and extension agreement with the bank which further extended the maturity date to April 30, 2009.

On February 13, 2009, in order to facilitate the acquisition of the Company by New Century Equity Holdings Corp. (“NCEH”) (see Note 14), the Company entered into a certain letter agreement with a former stockholder (the "Letter Agreement"), pursuant to which the former stockholder agreed that $1,750,000 of the cash proceeds to be paid to him at the closing of the Acquisition Agreement would instead be held in escrow. All or a portion of such amount held in escrow will be used to satisfy the Company indebtedness  in connection with its credit facility upon the occurrence of specified events including, but not limited to, written notification to the Company of the termination or acceleration of the credit facility. Any amount remaining will be released to the stockholder upon the replacement or extension of the Company’s credit facility, subject to certain requirements set forth in the Letter Agreement. In the event any portion of the amount held in escrow is used to pay off the credit facility, NCEH will promptly issue to the stockholder, in replacement thereof, a promissory note in the principal amount of the amount paid.

The term note is payable in monthly installments of $23,784 including principal and interest calculated at a fixed rate of 6.65% per annum and matures in December 2009.

The line of credit and note payable are collateralized by all of the assets of the Company, cross collateralized by the combined and consolidated companies herein and is guaranteed by a principal of the Company.

8 Due from Factor
The Company was a party to an agreement with a factor. The factor advanced a subsidiary an aggregate of $1,564,000 during the year ended December 31, 2007, all of which was repaid by December 31, 2007. For the year ended December 31, 2007, the Company paid $23,000 in fees to the factor and $56,300 in interest. Included in accounts receivable at December 31, 2007 is $212,000 of funds on deposit with the factor which was refunded to the Company in 2008. The agreement with the factor was terminated in March 2008.

9 Taxes Payable - Other Than Income Taxes
Taxes payable – other than income taxes consists principally of payroll and withholding taxes, including U.S. income taxes withheld on fees paid to foreign models aggregating approximately $956,000 and $969,000 at December 31, 2008 and 2007, respectively.

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

10 Commitments
Capital Lease Obligations
In July 2007, the Company entered into a 36 month capital lease for equipment. The lease obligation is payable monthly in the amount of $2,604 including interest at a rate of 11.7% per annum.  Interest expense on these capital leases totaled approximately $6,550 and $4,334 for the years ended December 31, 2008 and 2007, respectively.

Years Ending
December 31,	Amount
2009	$31,245
2010	15,622

Total minimum lease payments	46,867
Less: amount representing interest	(4,072)

Present value of net minimum lease payments	42,795
Less: current portion	(26,896)

Capitalized lease obligations, net of current portion	$15,899

Operating Leases
The Company is obligated under non-cancelable lease agreements for the rental of office space and various other lease agreements for the leasing of office equipment. These operating leases expire at various dates between 2008 and 2011. In addition to the minimum base rent, the office space lease agreements provide that the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement.

Future minimum payments under the lease agreements are summarized as follows:

Years Ending
December 31,	Amount

2009	$840,000
2010	655,000
2011	114,000

$1,609,000

Rent expense totaled approximately $910,000 and $815,000 for the years ended December 31, 2008 and 2007, respectively.

Licensing Agreements
In 2008, the Company entered into two product licensing agreements with two clients (the “Licensee”) and a related talent the Company represents. Under the first agreement, the Company earns service charges from the Licensee and commissions from the talent for services performed in connection with the licensing agreement. This licensing agreement has a six-year term which ends March 31, 2014. During the first three years of the agreement, the talent and the Company are required to render services to the Licensee in exchange for a guaranteed minimum payment.  The next three years of the agreement is the sell-off period, as defined.  During the sell-off period, the talent and the Company are not required to render services.  The talent will earn royalties based on a certain percentage of net sales, as defined, and the Company will earn a commission based on a certain percentage of the royalties earned by the talent.  In 2008, the Company recorded approximately $57,000 of revenue from this licensing agreement.

Under the second licensing agreement, the Company earns commissions from the talent the Company represents and royalties from the client which is based on a certain percentage of net sales, as defined. The initial term of this second agreement expires on December 31, 2012. The second agreement is renewable for another two years if certain conditions are met. In 2008, the Company recognized approximately $28,000 of revenues from this agreement.

Deferred revenue would be recognized as follows:

Years Ending December 31,	Amount

2009	$124,856
2010	124,856
2011	67,565
2012	322,082

639,359
Less, current portion	(124,856)

Deferred revenue, net of current portion	$514,503

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

10 Commitments (continued)
Management and Service Agreements
Wilhelmina has entered into agreements with both affiliated and non-affiliated entities to provide management and administrative services, as well as sharing of space where applicable. Compensation under these agreements may be either a fixed amount or contingent upon the other parties’ commission income. Management fee income under these agreements approximated $68,000 and $160,000 for the years ended December 31, 2008 and 2007, respectively (See Note 11).

Production Series
In 2007, the Company entered into an agreement with a television network for development of a television series. The Company will provide talent, use of the Company trademark and logo and is obligated to utilize the services of the winner in exchange for a fee per episode plus 15% of Modified Gross Adjusted Receipts, as defined. The combined statement of operations includes $204,000 and $120,000 for December 31, 2008 and 2007, respectively from this production series.

11 Related Party Transactions
Note Payable to Stockholder
The Company was obligated on a note payable to stockholder for $6 million which was to mature on June 3, 2009. The note bore a stated rate of interest of 12.5% per annum. Interest was paid monthly and aggregated $750,000 in each year ended December 31, 2008 and 2007.  The note payable to stockholder was repaid in February 2009 in connection with the acquisition of the Company by NCEH, (see Note 14).

Consulting Fees Paid
The Company paid consulting fees of $125,000 for the years ended December 31, 2008 and 2007 to a 50% stockholder of the Company.

Management Fees Income
The Company provided management services to an unconsolidated affiliate in the amount of $68,000 and $110,000 for the years ended December 31, 2008 and 2007, respectively (See Notes 6 and 10).

Due from Officers
Advances to officers were non-interest bearing and were due on demand.  The advances to officers were repaid in February 2009 in connection with the acquisition of the Company by NCEH, (see Note 14).

12 Income Taxes
        Provision for income tax expense consists of the following:
	2008	2007
Current
State and local	$38,653	$138,400
Federal	228,120	73,822

	$266,773	$212,222

Deferred tax expense ( benefit)
State and local	$(40,000)	$(180,000)
Federal	29,000	(55,000)

	$(11,000)	$(235,000)

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

12 Income Taxes (continued)
The components of deferred tax assets and liability consist of the following:

	2008	2007
Deferred tax assets - current
Net operating loss carryforwards	$212,000	$162,000
Allowance for doubtful accounts	9,000	-
Accrued bonus	-	23,000

Deferred tax assets – current	$221,000	$185,000

Property and equipment	60,000	80,000
Deferred rent expense	(35,000)	(30,000)

Deferred tax assets – long term, net	$25,000	$50,000

Management determined that is was more likely than not that future taxable income would be sufficient to enable the Company to realize all of its deferred tax assets. Accordingly, no valuation allowance has been recorded at December 31, 2008.

At December 31, 2008, the Company had state and local net operating loss carryforwards for tax purposes of approximately $1,800,000 in each jurisdiction, expiring at various dates through 2028, subject to certain limitations.

The combined financial statements include three related limited liability companies which, for tax purposes, are treated as partnerships and one S Corp., and as such, their income or loss and credits are passed to their members and stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. Accordingly, no federal or state income taxes have been provided for; however, the Company has included a provision for local income taxes in certain of these entities. The net loss related to these limited liability companies and S Corp., is a loss of approximately $310,000 and $875,000 for the years ended December 31, 2008 and 2007, respectively, and has been included in the combined statements of operations.

A reconciliation of the provision for income taxes attributable to income from operations computed at the Federal statutory rate to the reported provision for income taxes is as follows:

	December 31,
	2008	2007
Tax (credit) provision at Federal statutory rate	34.00%	(34.00%)
Passed through entities with pre-tax losses not
included in Federal tax return	33.20%	156.11%
State and city net operating loss carryforward	7.41%	50.22%
State and city tax provision, net of Federal
benefit	(4.57%)	(85.83%)
Utilization of net operating loss carryforward	0.00%	(96.66%)
Other temporary differences	2.51%	10.97%
Non-deductible expenses and other	8.22%	(12.87%)

	80.77%	(12.06%)

Wilhelmina International Group Notes to Combined Statements December 31, 2008 and 2007

13 Contingencies
(a)
In August 2008, the Company entered into a Voluntary Compliance Agreement with the New York State Comptroller’s Office of Unclaimed Funds (“OUF”), pursuant to which, among other things, the Company will submit to the OUF an analysis of the Company’s liability with respect to unclaimed funds for the period from 1996 to 2008. No interest or penalties will be imposed on the Company with respect to any such liability, if established, under the terms of any resulting settlement agreement. The Company recently received an extension until May 13, 2009 to submit such an analysis to the Comptroller’s office. As of December 31, 2008 and 2007, the Company has estimated that its potential aggregate liability could amount to an aggregate of $95,000 which such amount has been accrued. In addition, the Company has recorded amounts due to models which they have located aggregating approximately $45,000.

(b)
In February 2006, the Company filed a claim against a former international client for breach of contract and quantum meruit.  The attempts to mediate have been unsuccessful.  In January 2009, a motion for summary judgement was denied.  The case is scheduled for trial on June 9, 2009.

(c)
In the normal course of business, the Company is subject to various legal proceedings, the resolution of which in management’s opinion will not have a material adverse effect on the financial position or the results of operations of the Company.

14 Subsequent Event – Change of Control
On February 5, 2009, the stockholders of NCEH, a publicly traded company, approved its proposed acquisition of the Company. On February 13, 2009, NCEH completed the acquisition of the Company.  Upon the closing of the acquisition, NCEH's name was changed to Wilhelmina International, Inc.